Exhibit 1

TOM Online to release 4th quarter and annual results on Mar. 15

(Hong Kong, March 14, 2007) — TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282), a leading wireless Internet company in China, will announce its financial results for the fourth quarter and full year ended December 31st, 2006 after Hong Kong market hours on Thursday, March 15th, 2007, corresponding with Thursday morning, March 15th in US time zones. The results will be released through PR Newswire and posted onto the Company’s investor relations website at: http://ir.tom.com.

However, because of regulatory considerations linked to the proposed conditional possible privatization of TOM Online Inc. by TOM Group Limited by way of a Scheme of Arrangement, TOM Online will not be proceeding with the media conference, investor conference and investor conference call scheduled for March 15th.

Ends

About TOM Online Inc.
TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographics, the company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email. As at September 30, 2006, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

Media enquiries:

Rico Ngai
TOM Online Inc.
Tel: +852 2121-7829
Mob: +86 139-118-95354
Skype: ricoinrio